Sphere 3D Completes Alpha Testing of Surf to Go App for iPad

-- Sphere 3D's Glassware 2.0™ Technology makes Mozilla Firefox® browser available on iPad, including support of Flash, Java and Silverlight --

MISSISSAUGA, Ontario, March 19th, 2013 -- Sphere 3D Corporation (TSX-V:ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce the completion of alpha testing of the first of its planned consumer applications.

Sphere 3D's "SurftoGo" App for iPad was made available on December 20th, 2012 through Apple's App Store at www.itunes.com/appstore. "SurftoGo" utilizes Glassware 2.0™ thin client technology to give users access to Firefox browser on devices that are otherwise not compatible with Firefox. SurftoGo provides users with the ability to browse the web faster and with the ability to use all necessary plugins like Flash, PDF and QuickTime. SurftoGo for iPad enables iPad users the ability to utilize the native desktop version of Firefox, with all of the native features needed to browse the web. As long as a user has access to Wi-Fi or a data connection, Glassware 2.0™ enables you to surf anywhere, anytime!

In the first 60 days, without any advertising or promotion, there were over 5,000 registration requests that came from a multitude of countries around the World. The registration rate has increased from less than 2 per day to over 300 per day in that period.

SurftoGo was launched in stealth mode, through a third party, for internal testing and to gather much needed real user feedback, use cases, testing of load balancing, testing of the installation process and other demographic information. This feedback will now be incorporated in Sphere 3D's beta release of the app as well as other consumer centric applications. Having completed this phase of testing, SurftoGo will be withdrawn from the App store later today and those that have registered for the product will be notified when the beta version is available for release. Mobile device users that wish to pre-register for release of this and other consumer apps can do so at www.sphere3d.com/register.html

"We are pleased with the strong response we received in such a short period of time. We had actually hoped for a handful of users for the Alpha version of this app." Stated John Morelli, Chief Technology Officer of Sphere 3D, adding "We will continue to drive forward our goal of creating a foundational platform for delivering any app, on any device, anytime".

About Sphere 3D
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the Cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any Cloud connected device, independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:
Sphere 3D Corporation
Peter Tassiopoulos CEO
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Trademarks

Sphere 3D, Glassware 2.0 and SurftoGO whether or not appearing in large print or with a trademark symbol, are trademarks of Sphere 3D Corporation. All other trademarks are properties of their respective owners and are hereby acknowledged. None of these trademarks may be used in connection with any product or service in any manner that is likely to cause confusion among customers, or in any manner that disparages or discredits their owner.

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D's actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

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